UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is the interim financial information of Golden Ocean Group Ltd. (the "Company") for the quarter and year ended December 31, 2017.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer and Chief Financial Officer, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-219715) filed with the U.S. Securities and Exchange Commission with an effective date of August 14, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Per Heiberg
Date: February 20, 2018	Name: Per Heiberg
Title: Principal Financial Officer

Interim Financial Information
Golden Ocean Group Limited

Fourth Quarter 2017
February 20, 2018

Golden Ocean Group Limited, Fourth Quarter 2017

Hamilton, Bermuda, February 20, 2018 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter and year ended December 31, 2017.

Highlights

•
Net income of $27.1 million and earnings per share of $0.19 for the fourth quarter of 2017, compared with net income of $0.4 million and earnings per share of $0.00 for the third quarter of 2017 and net income of $6.5 million and earnings per share of $0.06 for the fourth quarter of 2016.

•	Net loss of $2.3 million and loss per share of $0.02 for the full year 2017, compared with net loss of $127.7 million and loss per share of $1.34 for the full year 2016.
•	Adjusted EBITDA[1] of $65.3 million for the fourth quarter of 2017, compared with $40.4 million in the third quarter of 2017 and $24.2 million for the fourth quarter of 2016.
•
Raised $100 million in capital through a $66 million equity offering and a $34 million equity in-kind contribution as partial consideration for two modern Capesize vessels, delivered in November 2017 and January 2018.

•	Completed its current newbuilding program by taking delivery of the remaining five Capesize newbuildings in January and February 2018.
•	Terminated the covenant waivers related to the Company's recourse debt to reinstate ordinary debt service and to provide flexibility with respect to use of cash flow.
•	Announces today a cash dividend of $0.10 per share for the fourth quarter of 2017.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

"After returning to profitability during the third quarter of 2017, we are pleased with our improved results for the fourth quarter of 2017. We were able to capitalize on improving market conditions due to the size, composition and modernity of our fleet. We remain focused on maintaining competitive cash breakeven levels and a healthy balance sheet to provide us the flexibility to return value to our shareholders through our cash flows and continue to evaluate accretive growth opportunities."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.
Golden Ocean Group Limited, Fourth Quarter 2017

Fleet Developments

In October 2017, the Company agreed to acquire two modern Capesize vessels from affiliates of Hemen Holding Limited ("Hemen") for an aggregate purchase price of $86.0 million. The Company took delivery of the first vessel in November 2017 and the second vessel in January 2018.

In December 2017, the Company completed the previously announced sale of six Ultramax vessels to an unaffiliated third party for a gross sale price of $142.5 million, including partial payment in the form of 910,802 consideration shares of the buyer.

As of December 31, 2017, the Company had five vessels under construction and outstanding contractual commitments with respect to these newbuildings of $144.6 million. During January and February 2018, the Company took delivery of the five newbuildings and paid $144.6 million in final installments. The Company drew down $150.0 million in debt financing in connection with these newbuilding deliveries.

As of December 31, 2017, the Company's fleet consisted of 78 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company's fleet consisted of:

(i) 62 vessels owned by the Company (32 Capesize, 28 Panamax and two Ultramax carriers);
(ii) eight Capesize carriers under operating lease with profit split mechanism;
(iii) one Panamax carrier under capital lease;
(iv) one Supramax carrier under operating lease;
(v) five Capesize newbuildings delivered in January and February 2018; and
(vi) one Capesize vessel previously agreed to be acquired and delivered in January 2018.

As of the date of this report, the Company has entered into the following fixed rate time charter contracts:

(i) Fixed rate coverage, including forward freight agreements, for ten Capesize vessels for 2018 at an average gross rate of approximately $17,400 per day.
(ii) Five Panamax vessels on fixed rate time charter contracts, one of which expires in 2018 and four of which expire between January 2020 and December 2021, at an average gross rate of approximately $22,100 per day in 2018.

The remaining fleet is trading in the spot market, in spot pools or on short term charters expiring within the next six to nine months.

Corporate Developments

In October 2017, the Company completed an equity offering of new common shares, raising gross proceeds of approximately $66 million through the issuance of 7,764,705 shares. Subsequent to the equity offering, the Company terminated the covenant waivers related to the Company's recourse debt. This reinstated normal debt service, including quarterly repayments, and covenants and also removed certain restrictions related to new acquisitions, new debt and dividend payments.

In October 2017, the Company also agreed to acquire two modern Capesize vessels from affiliates of Hemen. The total purchase price in an aggregate amount of $86.0 million was composed of $9.0 million of cash, 4,000,000 newly-issued common shares of the Company and a seller's credit of $43 million. In each of November 2017 and January 2018, the Company issued 2,000,000 shares upon delivery of each of the vessels.

Golden Ocean Group Limited, Fourth Quarter 2017

As of December 31, 2017, the Company had 142,197,697 issued common shares, each with a par value of $0.05.  For the three and twelve months ended December 31, 2017, the weighted average number of shares outstanding was 139,611,176 and 125,019,486, respectively. As of the date of this report, and adjusted for the issuance of 2,000,000 shares to Hemen in January 2018 at the time of the delivery of a Capesize vessel, the Company has 144,197,697 issued common shares, each with a par value of $0.05.

The Company announces today a cash dividend for the fourth quarter of 2017 of $0.10 per share.

The record date for the dividend will be March 5, 2018. The ex-dividend date is expected to be March 1, 2018 for shares listed on the Nasdaq and March 2, 2018 for shares listed on the Oslo Stock Exchange and the dividend will be paid on or about March 22, 2018.

Fourth Quarter and Full Year 2017 Results

The Company reports net income of $27.1 million and earnings per share of $0.19 for the fourth quarter of 2017, compared with net income of $0.4 million and earnings per share of $0.00 for the third quarter of 2017.

Adjusted EBITDA was $65.3 million for the fourth quarter of 2017, an increase of $24.9 million from $40.4 million during the third quarter of 2017.

Operating revenues amounted to $151.4 million in the fourth quarter of 2017, an increase of $24.4 million from $127.0 million during the third quarter of 2017. The improvement in operating revenues was primarily related to increased freight rates in the fourth quarter of 2017, particularly for the Company's Capesize vessels, which have shown greater leverage in improving market conditions. Voyage expenses decreased by $6.0 million in the fourth quarter of 2017 compared with the third quarter of 2017 primarily due to a decrease in the number of vessels trading on voyage charter compared to short-term time charters. The average TCE rate2 for the fleet was $16,444 per day in the fourth quarter of 2017 compared with $12,958 per day in the third quarter of 2017.

Ship operating expenses amounted to $36.4 million in the fourth quarter of 2017, a decrease of $0.8 million from $37.2 million during the third quarter of 2017. In the third quarter of 2017, ship operating expenses included dry docking costs for two vessels of $1.1 million; no vessels were dry docked in the fourth quarter of 2017. Charterhire expenses were $20.4 million and administrative expenses were $3.3 million in the fourth quarter of 2017. Depreciation was $20.9 million and net loss on sale of assets was $0.5 million in the fourth quarter of 2017. The decrease in depreciation and loss on sale of assets were primarily related to the completion of the sale of six Ultramax vessels during the fourth quarter of 2017.

Net interest expenses were $15.6 million in the fourth quarter of 2017, unchanged from the third quarter of 2017. The Company recorded a $2.4 million gain in relation to the positive change in fair value of the Company's derivatives.

Net loss for the full year 2017 was $2.3 million compared with a net loss of $127.7 million in 2016. In 2017, net operating income was $50.1 million compared with a net operating loss of $70.3 million in the prior year, primarily driven by improved rates in addition to the increase in the size of the Company's fleet. Total other expenses of $52.4 million in 2017 represented a decrease of $5.2 million compared to 2016. This decrease was impacted by the $10.1 million impairment loss on marketable securities recognized in 2016.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.
Golden Ocean Group Limited, Fourth Quarter 2017

In the fourth quarter of 2017, the Company generated positive operating cash flow of $56.9 million. Total net cash from investing activities was $132.4 million in the fourth quarter of 2017, including net cash proceeds of $134.2 million from the sale of vessels.  Net cash used in financing activities was $4.2 million. The Company drew down $25.0 million of debt in the fourth quarter of 2017 in connection with the Golden Nimbus, which was delivered in the third quarter of 2017. The Company repaid $92.3 million in debt, including $9.1 million used to buy back $9.4 million in nominal value of the Company's outstanding convertible bond, during the fourth quarter of 2017. In addition, the Company received $64.3 million in net proceeds from share issuances completed in the fourth quarter of 2017. In the aggregate, the Company's total cash balance increased by $185.1 million, net in the fourth quarter of 2017. Total cash and cash equivalents, including restricted cash, was $372 million as of December 31, 2017.

In the fourth quarter of 2017, the Company capitalized $40.7 million in connection with the acquisition of the Golden Behike, and assumed a seller's credit debt of $21.5 million. As of December 31, 2017, long-term debt was $1,178.8 million, and the current portion of long-term debt was $109.7 million, including an aggregate of $60 million for two facilities that mature in the fourth quarter of 2018.

The Dry Bulk Market

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) continued to improve during the fourth quarter. According to Maritime Analytics, global fleet utilization ended at 86.6% in the fourth quarter of 2017, up from 84.4% in the third quarter of 2017 and 83.3% in the fourth quarter of 2016.

As a consequence of increased utilization, freight rates continued to improve in the fourth quarter of 2017 across all vessel classes, with Capesize vessels showing the greatest improvement. The table below summarizes observed gross rates as reported by the Baltic Exchange for various time periods:
$/day (gross)	Q4-17	Q3-17	Q4-16	2017	2016
Capesize (CS5TC)	22,995	14,553	12,182	15,128	7,388
Panamax (PM4TC)	11,933	10,135	8,643	9,766	5,562
Supramax (SM6TC)	10,727	9,243	8,317	9,168	6,236

According to Maritime Analytics, total seaborne transportation of dry bulk goods in the fourth quarter of 2017 ended at 1,109 mt compared to 1,144 mt in the third quarter of 2017 and 1,089 mt in the fourth quarter of 2016. Transportation volumes for all commodity groups trended slightly downwards in the fourth quarter of 2017. Despite lower volumes, utilization increased based on increased port congestion and growth in tonne-miles.

Global steel production continued to grow in the fourth quarter of 2017, albeit at a slower pace than earlier in the year. There was uncertainty at the start of the quarter concerning restrictions on steel production and pollution from November 2017 to March 2018 in certain provinces of China. Imports of iron ore continued at high levels, however, as more steel production was transferred to mills in other areas of China where imported iron ore and higher grade iron ore were consumed and added to stock reserves. The price spread between high and low quality iron ore increased, following greater demand in higher grade iron ore. Due to growing stockpiles of iron ore, there is a risk going forward of drawdown of stock reserves, which could negatively impact imports. However, inventory usually builds up in the first quarter prior to a seasonal increase in construction. Looking ahead, international producers of iron ore are either guiding to flat or increased production. In Brazil, in particular, volumes are expected to go up, which would be a positive for tonne-mile demand.
Golden Ocean Group Limited, Fourth Quarter 2017

Transported volumes of coal also remained steady for the fourth quarter of 2017. Winter is characterized by strong seasonal demand for coal-generated electricity production, and both China and India have been large importers and also have low stockpile reserves of coal. This should lead to continued strong imports over the next few months before hydropower production picks back up in the spring.

Tonne-mile demand for argibulks increased almost 10% year over year in the fourth quarter of 2017. This was mainly due to strong imports of soybean from China. The grain season out of the U.S. was not as strong as expected, but South America production appears to have ramped up earlier in the year than normal. Due to increased silo capacity, export volumes may become increasingly consistent.

The global fleet of dry bulk vessels amounted to 807 million dwt at the end of 2017. Deliveries in the fourth quarter of 2017 were as low at 3.6 million dwt, almost half of what was delivered in the third quarter of 2017 and less than 20% of the 18.0 million dwt that was delivered in the first quarter of 2017. This was due to seasonal slowdown in deliveries, including the typical trend of owners waiting for the new year to commence before accepting delivery. In total, 38.3 million dwt was delivered in 2017 and 14.0 million dwt was removed from the global fleet, amounting to net fleet growth in 2017 of 24.2 million dwt, or 3% annual growth rate.

The order book for 2018 is projected to be 33 million dwt, 25% of which is composed of vessels originally scheduled to be delivered in 2017. Although most of the slippage of the 2017 order book has been absorbed, there is still 6.5 million dwt scheduled for delivery within the first nine months of 2018 that has not even commenced construction and an additional 8.0 million dwt that has potential for delay based on the production progress. Given recent market sentiment and rates, and assuming scrapping at similar low levels as in 2017, net fleet growth for 2018 is expected to be around 2%.

Asset prices during the fourth quarter of 2017 were relatively flat compared to the third quarter of 2017. The active secondhand market observed earlier in the year exhibited decreased sale and purchase activity during the fourth quarter of 2017. Newbuilding orders increased, according to Simpson Spence Young (SSY), with around 20 million dwt ordered during the fourth quarter of 2017.  As a result of increased ordering, as well as increasing steel prices, we observe that shipyards are increasing newbuilding prices. This may dampen the appetite for new orders, although optional contracts linked to already-reported orders are expected to be declared. This will increase the total order book further, but these incremental vessels are not expected to be delivered until 2020. We expect to see a further increase in time charter rates and also a lift in newbuilding prices as drivers for further increase in secondhand values.

Strategy and Outlook

Following the delivery of five newbuildings at the start of 2018, the Company has completed its newbuilding program. The Company has also increased its focus on larger vessel classes that we believe provide the greatest amount of leverage in a strong rate environment following the sale of six Ultramax vessels and acquisition of two Capesize vessels during the last three months. The Company's operating fleet is currently composed of 78 vessels, with an average age of less than five years, the majority of which are trading in the spot market. With a solid cash position and competitive cash breakeven rates, the Company expects to be well-positioned to generate strong cash flow if the market continues to develop positively.

Golden Ocean Group Limited, Fourth Quarter 2017

Utilization in the dry bulk market has improved significantly over the last few years and based on the lower fleet growth expected for the next one to two years combined with the positive development in global economy, we expect to see continued improvement in dry bulk rates. The positive sentiment over the last year has triggered many orders for newbuildings, and the Company is closely monitoring the growth in newbuilding orders with delivery dates in late 2019 and 2020. However, new regulations on ballast water and sulphur emissions are likely to have an effect on fleet growth as older vessels are scrapped. Also, the shipping industry may react to Sulphur emissions regulations by reducing speed as fuel cost is expected to go up, which would have the effect of tightening the market.

The results from the fourth quarter of 2017 were a strong improvement compared to the third quarter of 2017. As a result of higher achieved TCE rates, above our cash breakeven levels, the Company generated significant operating cash flow. In addition, the Company continued to reduce leverage on its balance sheet through ordinary debt repayments and the repayment of the outstanding portion of the cash sweep under the recourse debt following the termination of waivers on this debt.

The Company's Board of Directors has determined to announce a cash dividend to the Company's shareholders. The Board is committed to a prudent approach to any future dividends, and will take into account actual and forecasted cash flow generation, investment opportunities and other commitments with respect to decisions about dividends. Accordingly, dividends may vary from quarter to quarter.

Golden Ocean Group Limited, Fourth Quarter 2017

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
February 20, 2018

Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Golden Ocean Group Limited, Fourth Quarter 2017

Interim Financial Information

Fourth Quarter 2017

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Golden Ocean Group Limited, Fourth Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)
	Three months ended December 31, 2017	Three months ended September 30, 2017	Three months ended December 31, 2016	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Operating revenues
Time charter revenues	88,325	59,506	35,343	233,007	91,407
Voyage charter revenues	62,770	67,178	49,887	225,769	159,108
Other revenues	320	266	521	1,247	6,348
Total operating revenues	151,415	126,951	85,751	460,023	256,863

Gain(loss) on sale of assets and amortization of deferred gains	(505)	65	78	(312)	300
Other operating income (expenses)	(704)	1,591	471	3,881	945

Operating expenses
Voyage expenses and commission	28,949	34,970	23,876	118,929	89,886
Ship operating expenses	36,383	37,206	27,202	132,198	105,843
Charter hire expenses	20,382	20,837	14,267	70,673	53,691
Administrative expenses	3,279	3,151	3,130	12,558	12,728
Impairment loss on vessels and newbuildings	—	1,066	—	1,066	985
Provision for uncollectible receivables	—	—	—	—	1,800
Depreciation	20,873	21,235	16,431	78,093	63,433
Total operating expenses	109,866	118,465	84,906	413,517	328,366

Net operating income (loss)	40,340	10,141	1,395	50,075	(70,258)

Other income (expenses)
Interest income	857	520	386	2,207	1,666
Interest expense	(16,476)	(16,245)	(12,447)	(59,840)	(45,511)
Impairment loss on marketable securities	—	—	—	—	(10,050)
Gain (loss) on derivatives	2,419	1,523	16,734	145	(675)
Equity results of associated companies, including impairment	259	4,117	299	4,620	(2,523)
Other financial items	(291)	337	(94)	501	(515)
Net other (expenses) income	(13,233)	(9,748)	4,879	(52,367)	(57,607)
Net income (loss) before income taxes	27,107	393	6,274	(2,292)	(127,865)
Income tax expense	(16)	25	(203)	56	(155)
Net income (loss)	27,124	368	6,476	(2,348)	(127,711)

Per share information:
Earnings (loss) per share: basic and diluted	$0.19	$0.00	$0.06	$-0.02	$-1.34
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
Golden Ocean Group Limited, Fourth Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income
(in thousands of $)
	Three months ended December 31, 2017	Three months ended September 30, 2017	Three months ended December 31, 2016	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Comprehensive income (loss), net
Net (loss) income	27,124	368	6,476	(2,348)	(127,711)
Net changes related to marketable securities
Unrealized gain (loss)	452	(65)	2,054	3,035	(7,763)
Reclassification of loss to net income	—	—	—	—	10,050
Other comprehensive income (loss)	452	(65)	2,054	3,035	2,287

Comprehensive income (loss), net	27,576	303	8,530	687	(125,424)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited, Fourth Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)

	December 31, 2017	September 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	309,029	123,926	212,942
Restricted cash	8,110	3,966	315
Other current assets	127,360	109,562	86,674
Total current assets	444,499	237,454	299,932
Restricted cash	54,845	62,370	53,797
Vessels and equipment, net	2,215,003	2,193,838	1,758,939
Vessels held for sale	—	141,500	—
Vessels under capital leases, net	2,061	2,286	2,956
Newbuildings	105,726	105,726	180,562
Other long term assets	47,921	51,732	65,438
Total assets	2,870,054	2,794,906	2,361,623

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	109,671	28,780	—
Current portion of obligations under capital leases	5,239	5,140	4,858
Other current liabilities	66,816	54,654	38,744
Total current liabilities	181,726	88,574	43,601
Long-term debt	1,178,788	1,302,120	1,058,418
Obligations under capital leases	7,435	8,793	12,673
Other long term liabilities	8,059	8,098	8,212
Total liabilities	1,376,008	1,407,584	1,122,904
Equity	1,494,047	1,387,322	1,238,719
Total liabilities and equity	2,870,054	2,794,906	2,361,623

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
Golden Ocean Group Limited, Fourth Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended December 31, 2017	Three months ended September 30, 2017	Three months ended December 31, 2016	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Net (loss) income	27,124	368	6,477	(2,348)	(127,711)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	20,873	21,236	16,432	78,093	63,433
Impairment loss on vessels	—	1,066	—	1,066	985
Impairment loss on marketable securities	—	—	—	—	10,050
(Gain) loss on sale of assets and amortization of deferred gain	505	(65)	(78)	312	(300)
Results from associated companies	(259)	(4,118)	(299)	(4,620)	381
Impairment of associated companies	—	—	—	—	2,142
Amortization of favorable charter party contracts	3,534	4,033	6,372	19,333	27,277
Amortization of unfavorable charter party contracts	(169)	(170)	(169)	(672)	(674)
Amortization of other fair value adjustments, net, arising on the Merger	2,693	2,681	2,477	10,360	9,437
Other	(3,358)	(441)	(20,973)	233	(6,640)
Change in operating assets and liabilities	5,953	2,845	7,384	(7,136)	(1,432)
Net cash provided by (used in) operating activities	56,896	27,435	17,623	94,621	(23,052)

Investing activities
Changes in restricted cash	3,381	2,192	13,523	(8,843)	(5,240)
Additions to newbuildings	—	(29,587)	(41,586)	(152,129)	(267,535)
Proceeds from the sale of vessels	134,190	—	46,251	134,190	97,837
Purchase of vessels	(4,921)	(1,646)	—	(6,567)	—
Proceeds from sale of marketable securities	—	—	—	—	125
Investments in associated companies, net	300	7,000	—	6,556	(498)
Other investing activities, net	(516)	—	—	(636)
Net cash provided by (used in) investing activities	132,434	(22,041)	18,188	(27,429)	(175,311)

Financing activities
Repayment of long-term debt	(92,307)	(2,932)	—	(163,770)	(22,219)
Proceeds from long term debt	25,000	—	—	75,000	142,200
Net proceeds from share issuance	64,340	—	—	122,523	205,354
Debt fees paid	—	—	—	—	(898)
Repayment of capital leases	(1,260)	(1,235)	(1,168)	(4,858)	(15,749)
Net cash provided by (used in) financing activities	(4,227)	(4,167)	(1,168)	28,895	308,688
Net change in cash and cash equivalents	185,103	1,227	34,643	96,087	110,325
Cash and cash equivalents at start of period	123,926	122,699	178,299	212,942	102,617
Cash and cash equivalents at end of period	309,029	123,926	212,942	309,029	212,942
The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
Golden Ocean Group Limited, Fourth Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)
	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Number of shares outstanding
Balance at beginning of period	105,965,192	34,534,580
Shares issued	36,232,505	71,430,612
Balance at end of period	142,197,697	105,965,192

Share capital
Balance at beginning of period	5,298	1,727
Shares issued	1,812	3,572
Balance at end of period	7,110	5,299

Additional paid in capital
Balance at beginning of period	201,864	—
Shares issued	252,254	201,783
Stock option expense	576	81
Balance at end of period	454,694	201,864

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,766
Restricted stock unit expense (income)	—	5
Stock option expense	—	53
Balance at end of period	1,378,824	1,378,824

Other comprehensive income
Balance at beginning of period	2,287	—
Other comprehensive income, net	3,035	2,287
Balance at end of period	5,322	2,287

Retained deficit
Balance at beginning of period	(349,555)	(221,844)
Net (loss) income	(2,348)	(127,711)
Balance at end of period	(351,903)	(349,555)

Total equity	1,494,047	1,238,719

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
Golden Ocean Group Limited, Fourth Quarter 2017

Golden Ocean Group Limited
Selected Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 5, 2017.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2016.

Net income as a result of the revenue sharing agreement for certain Capesize vessels is presented as other operating income (expenses). Comparative numbers have been revised to conform with the current presentation.

3. Earnings per share

Earnings per share amounts for the three and twelve months ended December 31, 2017 are based on the weighted average number of shares outstanding of 139,611,176 and 125,019,486, respectively. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split completed in August 2016.

4. Amortization of favorable and unfavorable charter party contracts

Operating revenues in the three and twelve months ended December 31, 2017 have been reduced by net $3.3 million and $19.1 million, respectively, as a result of the amortization of favorable and unfavorable time charter-out contracts. Favorable time charter-out contracts which were acquired as a result of the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd on March 31, 2015 have a carrying value of $53.7 million as of December 31, 2017. In addition, novated time charter-out contracts as part of the acquisition of vessels from Quintana Shipping Ltd ("Quintana") were valued to net negative $3.1 million and were fully amortized as of December 31, 2017.

Charterhire expenses in the three and twelve months ended December 31, 2017 have been reduced by $0.2 million and $0.7 million, respectively, as a result of the amortization of unfavorable time charter-in contracts, which were acquired as a result of the merger and have a carrying value of $4.8 million as of December 31, 2017.

The net effect of amortization of the contract portfolio was a reduction in net income of $3.1 million and $18.4 million in the three and twelve months ended December 31, 2017, respectively.
Golden Ocean Group Limited, Fourth Quarter 2017

5. Vessels and equipment, net

In 2017, the Company acquired 14 vessels from subsidiaries of Quintana. The Company issued an aggregate of 14.5 million shares as consideration to Quintana and associated companies in exchange for the 14 vessels. The Company also assumed $262.7 million in debt and prepaid $17.4 million in installments of this debt. In aggregate, the Company capitalized $363.4 million in acquisition costs for the 14 vessels.

In 2017, the Company acquired two Panamax and two Capesize vessels from affiliates of Hemen. In aggregate, the Company capitalized $43.1 million in acquisition costs for the two Panamax vessels. On November 18, 2017, the first of the two Capesize vessels was delivered, and $40.7 million was capitalized. Refer to note 10 for additional information.

As a result of the agreements to sell six Ultramax vessels for a gross sale price of $142.5 million, in the third quarter of 2017, the Company classified $141.5 million as vessels held for sale following an impairment loss of $1.1 million. The consideration received consisted of $135.1 million in cash and 910,802 consideration shares in the buyer. The vessels were delivered in the fourth quarter of 2017 and the Company recorded a loss of $0.6 million upon completion of the sales.

Refer to note 7 for details of newbuildings delivered and transferred to vessels in 2017 and note 12 for subsequent events.

6. Vessels under capital leases, net

The Company has one vessel, the Golden Eclipse, classified as a capital lease in 2017. The bareboat charter expires in 2020.

7. Newbuildings

In January 2017, the Company took delivery of the Golden Virgo and Golden Libra and paid final installments of an aggregate of $32.0 million. There was no related debt on the vessels.

In February 2017, the Company took delivery of the Golden Surabaya and Golden Savannah, paid final installments of an aggregate of $69.2 million and drew down $50.0 million in debt.

In September 2017, the Company took delivery of the Golden Nimbus and a paid final installment of $29.4 million and drew down $25.0 million in debt.

In 2017, the Company paid installments of $17.0 million for its five remaining newbuilding vessels. Refer to note 11 for outstanding contractual commitments and note 12 for deliveries subsequent to the quarter.
Golden Ocean Group Limited, Fourth Quarter 2017

8. Long-term debt

In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. In October 2017, the Company terminated the amended terms related to the Company's aforementioned recourse debt.

In May 2017, the Company paid $54.0 million for the full year's accumulated deferred debt repayments through the cash sweep mechanism set in place as part of the amended terms under the loan agreements entered into in the first quarter of 2016.  In October 2017, the Company repaid the remaining accumulated deferred repayments under the loan facilities of $32.8 million, and in the fourth quarter 2017 the Company repaid $10.8 million in ordinary installments and $39.6 million as a result of the sale of three debt-financed Ultramax vessels.

In February, 2017, an aggregate of $50.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility in connection with the delivery of the Golden Surabaya and Golden Savannah. An additional $25 million was drawn down in October 2017 related to the delivery of the Golden Nimbus.

In December 2017, the Company acquired $9.4 million in nominal value of its outstanding convertible bond for $9.1 million and recognized a loss of $0.3 million, presented under other financial items.

As of December 31, 2017, the Company had $109.7 million in bank debt classified as current, including $60.0 million related to the $33.93 million and $82.5 million credit facilities that mature in 2018.

As part of the acquisition of the 14 vessels from Quintana, the Company assumed the vessels' corresponding bank debt financing of $262.7 million, in aggregate, and made a $17.4 million down-payment of the debt in exchange for eliminating mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism has been put in place whereby if certain conditions are met, the Company will make payments to reduce a deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018. The average interest rate of the debt related to the vessels acquired from Quintana is LIBOR plus a 3.1% margin. Ordinary debt repayments following the end of the waiver period in July 2019 will amount to $5.8 million per quarter.  As of December 31, 2017, the deferred repayment under the cash sweep mechanism was $5.8 million.

Refer note 10 for related party debt.

9. Share capital

In March 2017, the Company completed an equity offering raising gross proceeds of approximately $60.0 million through the issuance of 8,607,800 shares.

In relation to the 16 vessels acquired from Quintana and Hemen, the Company issued, in aggregate, 17,800,000 consideration shares during the second and third quarters of 2017.
Golden Ocean Group Limited, Fourth Quarter 2017

In October 2017, the Company completed an equity offering raising gross proceeds of approximately $66 million through the issuance of 7,764,705 shares.

In November 2017, the Company issued 2,000,000 shares in relation to the delivery of the Golden Behike.
In December 2017, the Company issued 60,000 shares in relation to the Company's 2016 share option plan.

As of December 31, 2017, the Company had 142,197,697 issued common shares, each with a par value of $0.05.

Refer to note 12 for subsequent share issuances.

10. Related party

In March 2017, the Company agreed to acquire two vessels from affiliates of Hemen. To satisfy the purchase price, the Company issued an aggregate of 3.3 million shares as consideration to Hemen in exchange for the vessels. The Company also assumed $22.5 million in debt under seller's credit agreements, non-amortizing until June 2019 and with interest rate of LIBOR plus a margin of 3.0%.

In October 2017, the Company agreed to acquire two modern Capesize vessels from affiliates of Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, the Company entered into a non-amortizing seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel, and each loan bears interest at LIBOR + 3.00% per annum and matures three years after delivery of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, one of the vessels was delivered to the Company and 2,000,000 shares were issued to satisfy the purchase price. Refer to note 12 for the delivery of the second vessel.

11. Commitments and contingencies

As of December 31, 2017, the Company had five vessels under construction and outstanding contractual commitments of $144.6 million all due in 2018. The available debt financing for the remaining five newbuildings was $150.0 million.  Refer to note 12 for deliveries subsequent to the balance sheet date.

12. Subsequent events

In January 2018, the Company took delivery of the Golden Monterrey, a vessel acquired from affiliates of Hemen, and issued 2,000,000 common shares to Hemen to satisfy the purchase price. The Company also assumed a $21.5 million seller's credit as part of the consideration for the vessel.

In January and February 2018, the Company took delivery of the remaining five newbuildings and paid $144.6 million in final installments. An aggregate of $150.0 million was drawn in debt in relation to the deliveries.

In February 2018, the Company's Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.10 per share.

Golden Ocean Group Limited, Fourth Quarter 2017

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

Golden Ocean Group Limited, Fourth Quarter 2017

(in thousands of $)	Three months ended December 31, 2017	Three months ended September 30, 2017	Three months ended December 31, 2016	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Net income (loss)	27,124	368	6,476	(2,348)	(127,711)
Interest income	(857)	(520)	(386)	(2,207)	(1,666)
Interest expense	16,476	16,245	12,447	59,840	45,511
Income tax expense	(16)	25	(204)	56	(155)
Depreciation expense	20,873	21,235	16,431	78,093	63,433
Amortization of charter party out contracts	3,534	4,033	6,372	19,333	27,277
Amortization of charter party in contracts	(170)	(170)	(169)	(672)	(674)
Earnings before Interest Taxes Depreciation and Amortization	66,964	41,216	40,967	152,095	6,015
(Gain)/Loss on sale of assets and deferred gains	505	(65)	(78)	312	(300)
(Gain)/Loss on derivatives	(2,419)	(1,523)	(16,734)	(145)	675
Impairment loss on marketable securities		—	—	—	10,050
Vessel impairment loss		1,066	—	1,066	985
Other financial items	275	(247)	53	(354)	404
Adjusted Earnings before Interest Taxes Depreciation and Amortization	65,325	40,447	24,208	152,974	17,829

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Revenue and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
Golden Ocean Group Limited, Fourth Quarter 2017

(in thousands of $)	Three months ended December 31, 2017	Three months ended September 30, 2017	Three months ended December 31, 2016	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Total operating revenues	151,415	126,951	85,751	460,023	256,863
Add: Amortization of charter party contracts	3,534	4,033	6,372	19,333	27,277
Add: Other operating income	(704)	1,591	471	3,881	945
Less: Other revenues*	320	266	521	1,247	6,348
Net time and voyage charter revenues	153,925	132,309	92,073	481,990	278,737
Less: Voyage expenses & commission	28,949	34,970	23,876	118,929	89,886
Time charter equivalent revenue	124,976	97,339	68,197	363,061	188,851
*adjustment includes management fee revenue and other non-voyage related revenues                  or income recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.

TCE rate is a measure of the average daily revenue performance. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended December 31, 2017	Three months ended September 30, 2017	Three months ended December 31, 2016	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016
Time charter equivalent revenue	124,976	97,339	68,197	363,061	188,851

Fleet available days	7,621	7,590	5,777	27,323	22,397
Fleet offhire days	(21)	(78)	(2)	(301)	(121)
Fleet onhire days	7,600	7,512	5,775	27,022	22,276

Time charter equivalent rate	16,444	12,958	11,809	13,436	8,478

Golden Ocean Group Limited, Fourth Quarter 2017